UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant’s name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
As previously disclosed on a Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2025, on February 16, 2025, Global Blue Group Holding AG, a stock corporation incorporated under the laws of Switzerland (“Global Blue”), entered into a Transaction Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”) with Shift4 Payments, Inc., a Delaware corporation (“Shift4”), and, from and after its execution and delivery of a joinder thereto on February 25, 2025, GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 (“Merger Sub”).
In addition, in connection with Shift4’s acquisition of Global Blue and as previously disclosed on Form 6-K filed with the SEC on July 11, 2025, Global Blue intends to hold an Extraordinary General Meeting (the “EGM”) on Monday, August 18, 2025 at 11:00 CEST at the Niederer Kraft Frey Ltd, Bahnhofstrasse 53, 8001 Zurich, Switzerland. Subject to receipt of shareholder approval at the EGM and other customary closing conditions, on August 18, 2025, Merger Sub and Global Blue intend to consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub in accordance with Article 8 (2) of the Swiss Federal Act on Merger, Demerger, Transformation and Transfer of Assets of October 3, 2003, as amended (SR 221.301), and Merger Sub will continue as the surviving entity and a wholly-owned subsidiary of Shift4 (the “Merger”).
On August 7, 2025, the New York Stock Exchange (“NYSE”) issued a notice that it intends to, prior to commencement of trading on August 18, 2025 and subject to the consummation of the Merger, suspend trading of Global Blue’s ordinary shares, which are currently listed to trade on the NYSE under the ticker symbol “GB”.

INCORPORATION BY REFERENCE
This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-267850, No. 333-274233, No. 333-280087, and No. 333-282068) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL BLUE GROUP HOLDING AG

Date: August 7, 2025	By: /s/ Jeremy Henderson-Ross
Name: Jeremy Henderson-Ross
Title: Director

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